FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2004

ABBEY NATIONAL plc
(Translation of registrant’s name into English)

Abbey National House, 2 Triton SquareLondon
NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

ABBEY NATIONAL PLC

2. Name of director

LUQMAN ARNOLD
STEPHEN ALAN MICHAEL HESTER
JASMIN JETHA
MARK ANDREW PAIN
ANGUS JAMES PORTER
PRISCILLA AUDREY VACASSIN
ALAN STEPHEN ANTONY WYATT

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A.

7. Number of shares / amount of stock acquired

N/A.

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

23 APRIL 2004

18. Period during which or date on which exercisable

CONDITIONAL GRANT OF SHARES TO BE AWARDED TO THE DIRECTORS NAMED IN 2 ABOVE UNDER THE TERMS OF THE ABBEY NATIONAL PLC PERFORMANCE SHARE PLAN FOLLOWING A THREE YEAR PERFORMANCE PERIOD FROM THE DATE IN 17 ABOVE.

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

ORDINARY SHARES OF 10p EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

1,070,114 ORDINARY SHARES OF 10p EACH

LUQMAN ARNOLD	264,630 ORDINARY SHARES OF 10p EACH
STEPHEN ALAN MICHAEL HESTER	174,740 ORDINARY SHARES OF 10p EACH
JASMIN JETHA	110,892 ORDINARY SHARES OF 10p EACH
MARK ANDREW PAIN	133,409 ORDINARY SHARES OF 10p EACH
ANGUS JAMES PORTER	151,217 ORDINARY SHARES OF 10p EACH
PRISCILLA AUDREY VACASSIN	100,811 ORDINARY SHARES OF 10p EACH
ALAN STEPHEN ANTONY WYATT	134,415 ORDINARY SHARES OF 10p EACH

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JASON WRIGHT – 0207 756 4767

25. Name and signature of authorised company official responsible for making this notification

JASON WRIGHT

Date of Notification

26 APRIL 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc
Date: 26 April 2004	By: /s/ Jason Wright
Jason Wright Abbey Secretariat